BBCN Bancorp, Inc.

3731 Wilshire Boulevard, Suite 1000

Los Angeles, California 90010

May 27, 2016

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Assistant Director

Re:	BBCN Bancorp, Inc. Registration Statement on Form S-4, as amended (File No. 333-210002) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, BBCN Bancorp, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-4 (File No. 333-210002) (as amended, the “Registration Statement”) be declared effective as of 4:30 p.m., Washington, D.C. time, on May 31, 2016, or as soon thereafter as is practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Ben Chung of Morrison & Foerster LLP, counsel to the Registrant, at (213) 892-5562 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely,

BBCN Bancorp, Inc.

By:	/s/ David S. Kim
David S. Kim
Executive Vice President and General Counsel

cc:	Erin E. Martin, Esq. David Lin, Esq.